Alcon Publishes Agenda for Annual General Meeting

Geneva, March 24, 2021 – Alcon (SIX/NYSE: ALC), the global leader in eye care, will hold its Annual General Meeting (AGM) on April 28, 2021.

As a result of the continuing exceptional circumstances due to the coronavirus (COVID-19) pandemic, the 2021 AGM will be held without the personal attendance of shareholders and shareholders will not be granted access to the meeting room, in accordance with the Ordinance of the Swiss Federal Council regarding measures on combating the coronavirus (COVID-19) as amended on March 1, 2021 (COVID-19 Ordinance 3). Accordingly, and in accordance with the COVID-19 Ordinance 3, shareholders shall exercise their rights at our AGM exclusively by sending in voting instructions to the independent representative identified in the voting materials.

The invitation to the AGM, including explanatory information on individual agenda items, will be available online beginning March 25, 2021 at https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2021/2021-Annual-General-Meeting/default.aspx.

Agenda for Alcon’s 2021 AGM

1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2020

2.Discharge of the members of the Board of Directors and the members of the Executive Committee

3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2020
•If approved by the shareholders, a dividend of CHF 0.10 in cash per share will be payable with the first trading day ex-dividend expected to be May 4, 2021 record date expected to be May 5, 2021 and the payout date in Switzerland expected to be on or around May 6, 2021. The Swiss withholding tax of 35% will be deducted from the gross dividend amount.

4.Votes on the compensation of the Board of Directors and of the Executive Committee
4.1     Consultative vote on the 2020 Compensation Report
4.2     Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i.e. from the 2021 Annual General Meeting to the 2022 Annual General Meeting
4.3     Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i.e. 2022

5.Re-election of the Chair and the Members of the Board of Directors
5.1     Re-election of F. Michael Ball (as Member and Chair)
5.2     Re-election of Lynn D. Bleil (as Member)
5.3     Re-election of Arthur Cummings (as Member)
5.4     Re-election of David J. Endicott (as Member)
5.5     Re-election of Thomas Glanzmann (as Member)

5.6     Re-election of D. Keith Grossman (as Member)
5.7     Re-election of Scott Maw (as Member)
5.8     Re-election of Karen May (as Member)
5.9     Re-election of Ines Pöschel (as Member)
5.10     Re-election of Dieter Spälti (as Member)

6.Re-election of the members of the Compensation Committee
6.1     Re-election of Thomas Glanzmann
6.2    Re-election of D. Keith Grossman
6.3     Re-election of Karen May
6.4     Re-election of Ines Pöschel

7.Re-election of the independent representative

8.Re-election of the statutory auditors

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. An example of a forward-looking statement includes, among others, statements Alcon makes regarding the payment of a dividend.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date they are made, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Investor Relations Christina Cheng + 41 589 112 110 (Geneva) + 1 817 615 2789 (Fort Worth) investor.relations@alcon.com	Media Relations Steven Smith + 41 589 112 111 (Geneva) + 1 817 551 8057 (Fort Worth) globalmedia.relations@alcon.com